[redacted]

11022213

HANGE COMMISSION
D.C. 20549

AUG 29 2011

SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 7/01/10 (MM/DD/YY) **AND ENDING** 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard

(No. and Street)

Los Angeles	California	90017
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Grant Thornton LLP

1000 Wilshire Boulevard, Suite 300	Los Angeles	California	90017-1728
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

We, Edward W. Wedbush and Shawn Keagy, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc. as of June 30, 2011, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $11,313,324 and $24,929,604 respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

MAGALY IGLESIAS
Commission # 1818498
Notary Public - California
Los Angeles County
My Comm. Expires Oct 19, 2012

E Wedbush

Name Edward W. Wedbush
Title President

Shawn Keagy

Name Shawn Keagy
Title Chief Financial Officer

Magaly Iglesias

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Contents

GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
1000 Wilshire Boulevard, Suite 300
Los Angeles, CA 90017-1728

T 213.627.1717
F 213.624.6793
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wedbush Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Securities Inc., (the Company) as of June 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Securities Inc. as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Los Angeles, California
August 25, 2011

WEDBUSH SECURITIES INC.

Statement of Financial Condition

June 30, 2011

Assets		
Cash and cash equivalents	$	185,726,000
Cash and securities segregated for regulatory purposes		1,527,561,000
Receivables:		
Brokers, dealers and clearing organizations		367,690,000
Clients, less reserves of $6,436,000		316,229,000
Other		61,948,000
Securities borrowed		1,123,901,000
Securities purchased under agreements to resell		3,942,000
Securities owned, at fair value		85,047,000
Deferred tax assets		5,517,000
Other assets		3,059,000
Total assets	$	3,680,620,000
Liabilities and Stockholder's Equity		
Bank loan payable	$	-
Payables:		
Brokers, dealers and clearing organizations		4,236,000
Clients		1,937,864,000
Securities loaned		1,355,551,000
Securities sold, not yet purchased, at fair value		69,399,000
Accounts payable and accrued liabilities		64,944,000
Total liabilities		3,431,994,000
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Additional paid-in capital		9,433,000
Retained earnings		240,402,000
Parent treasury stock, 115,985 shares		(1,909,000)
Total stockholder's equity		248,626,000
Total liabilities and stockholder's equity	$	3,680,620,000

See accompanying notes to financial condition.

WEDBUSH SECURITIES INC.

Notes to Statement of Financial Condition

June 30, 2011

(1) Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker-dealer. Wedbush Securities Inc. changed its name from Wedbush Morgan Securities Inc. on February 16, 2010. The Company is wholly owned by WEDBUSH, Inc.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Use of Estimates and Evaluation of Subsequent Events

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(b) Securities Transactions

The Company records its securities transactions on a trade-date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

(d) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing transactions and are recorded at their contracted repurchase amounts, plus accrued interest. Contract values approximate fair market value. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under resell agreements.

(e) Accounting Developments

The following Accounting Standards Updates (ASU) are not expected to have any material impact on the Company's financial statements.

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Fair Value Measurements and Disclosures (ASC 820) – Improving Disclosures about Fair Value Measurements*. ASU 2010-06 provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements of ASU 2010-06 were effective beginning January 1, 2010, while other disclosure requirements are effective for financial statements issued for periods beginning after December 15, 2010. These amended principles require only additional disclosures concerning fair value measurements and the Company has added the applicable disclosures.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing (Topic 860)*. The update provides amended criterion for determining a company's effective control in regards to repurchase agreements. The amendments remove the assessment criterion where it must be evaluated if the transferor has the practical ability to perform in a repurchase agreement. This pronouncement does not have an effect on the Company's

financial statements or repurchase agreement evaluation procedures. ASU 2011-03 is effective for periods beginning after December 15, 2011.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for periods beginning after December 15, 2011. The Company does not expect, upon adoption, that there will be any material impact on its financial statements.

(2) Cash and Securities Segregated for Regulatory Purposes

The Company segregates cash, short-term investments purchased under an agreement to resell and securities owned according to the regulatory standards of 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts and are exclusively for the benefit of customers. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. Treasuries and securities guaranteed by the U.S. government. Securities owned consist of securities guaranteed by the U.S. government.

Cash	$ 114,048,000
Short-term investments purchased under agreements to resell	1,388,000,000
Securities owned	25,513,000
Total cash and securities segregated for regulatory purposes	$ 1,527,561,000

(3) Clients Receivable/Payable

Amounts receivable from and payable to clients include amounts due or held on cash and margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities owned by clients and held as collateral for the receivables is not reflected in the Statement of Financial Condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration and quality of collateral. Receivables are presented net of uncollectible reserves. The reserve as of June 30, 2011, was $6,436,000.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading activities and consist of the following:

Securities failed to deliver	$	5,472,000
Amounts due from brokers and dealers through clearing organizations		313,470,000
Deposits with clearing organizations		48,748,000
Total receivables from brokers, dealers and clearing organizations	$	367,690,000
Securities failed to receive	$	1,671,000
Other		2,565,000
Total payables to brokers, dealers and clearing organizations	$	4,236,000

Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

(5) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed and is received for securities loaned based on the approximate fair value of the related securities. The collateral is adjusted daily to reflect changes in the current market value of the underlying securities. Contract values approximate fair market value.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include securities owned, securities segregated and securities sold, not yet purchased.

(a) *Fair Value of Financial Instruments*

Fair value is defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820) as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(b) *Valuation Technique*

Securities owned and securities sold, not yet purchased that are reported as Level 1 are based on quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques and reported as Level 2.

During the year ended June 30, 2011, there were no changes to the valuation techniques employed by the Company in determining fair value.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no material transfers between level classifications during the year ended June 30, 2011.

(c) *Detail of Financial Instruments*

The following table presents financial instruments at fair value on a recurring basis as of June 30, 2011:

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:				
Trading securities				
U.S. government securities	$ 140,000	$ —	$ —	$ 140,000
U.S. agency and municipal securities	—	29,799,000	—	29,799,000
Corporate debt and mortgage-backed securities	—	23,427,000	—	23,427,000
Corporate equities:				
Business services	4,437,000	—	—	4,437,000
Consumer products	7,310,000	—	—	7,310,000
Financials	2,148,000	—	—	2,148,000
Industrials	2,434,000	—	—	2,434,000
Life sciences	1,056,000	—	—	1,056,000
Technology	2,624,000	—	—	2,624,000
Other industries	11,068,000	—	—	11,068,000
Listed options	604,000	—	—	604,000
Total trading securities	31,821,000	53,226,000	—	85,047,000
Securities segregated				
U.S. government securities	25,513,000	—	—	25,513,000
Securities segregated	25,513,000	—	—	25,513,000
Liabilities:				
Trading securities sold, not yet purchased				
U.S. agency and municipal securities	—	136,000	—	136,000
Corporate debt securities	—	1,388,000	—	1,388,000
Corporate equities:				
Business services	1,901,000	—	—	1,901,000
Consumer products	1,733,000	—	—	1,733,000
Financials	6,101,000	—	—	6,101,000
Industrials	756,000	—	—	756,000
Life sciences	428,000	—	—	428,000
Technology	9,841,000	—	—	9,841,000
Other industries	7,143,000	—	—	7,143,000
Listed options	39,972,000	—	—	39,972,000
Total trading securities sold, not yet purchased	$ 67,875,000	$ 1,524,000	$ —	$ 69,399,000

Certain assets and liabilities including cash and cash equivalents, cash and securities segregated, client receivables and payables, securities borrowed and loaned, securities purchased under agreements to resell and accounts payable, receivables and payables from and to other brokers, dealers and clearing organizations have a carrying value that is equal to fair market value as of June 30, 2011

(d) ***Risks Related to Financial Instruments***

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned, securities sold, not yet purchased, repurchase agreements, securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of risk whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(7) Derivatives

The Company invests in box-spread option positions as a source of cash financing. The listed European option positions have a September 2011 expiration date for a cash settlement liability of $40,000,000. As of June 30, 2011 these option positions were recorded at fair value of $39,972,000. The Company does not use derivatives for speculative purposes.

(8) Intangibles

Intangible assets, which are included as a component of other assets on the Statement of Financial Condition, consist of investment executive relationships and non-compete agreements which are amortized on a straight-line basis over four years. The intangibles are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment. There is no impairment recorded during the year ended June 30, 2011.

The following is a summary of intangibles as of June 30, 2011:

Investment executive relationships	$	3,498,000
Non-compete agreements		2,469,000
Total intangibles		5,967,000
Less accumulated amortization		(3,871,000)
Net intangibles	$	2,096,000

On October 24, 2008, the Company acquired certain assets of a broker-dealer including $2,322,000 of intangible investment executive relationships with clients and non-compete agreements. In addition to the initial consideration, the asset acquisition agreement also provides for incremental consideration to be paid in the amount of $150,000 per year over the next three years. The terms of the asset acquisition agreement also provide for

contingent payments of up to approximately $767,000 a year for the following three years if certain revenue thresholds are met and client account levels maintained. During the year ended June 30, 2011, there was $509,000 of contingent payments awarded based on the terms of the asset acquisition agreement. Contingent payments are additional purchase consideration and reflected in intangibles when such contingencies are achieved.

(9) Stock Based Compensation – Options and Awards

The parent company has a stock option and awards plan, under which the Company is authorized to issue up to 1,392,000 shares and options to acquire shares of parent common stock. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent common stock on the grant date, and generally become exercisable ratably over four years, and expire five years after the option becomes exercisable. Restricted awards in parent common stock are also granted and may vest over periods ranging up to four years. The parent company issues new shares upon the vesting of stock based awards and upon the exercise of stock options.

As of June 30, 2011, there were 200,593 options and 10,454 restricted stock awards outstanding related to parent company stock. The weighted average remaining life of the options until expiration was 4.9 years.

(10) Income Taxes

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent, WEDBUSH, Inc., whereby its share of consolidated or combined tax liabilities is determined as if the Company had filed separate returns.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with applicable accounting guidelines on accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense

(a) Federal and State Income Taxes

For the federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2007.

Income taxes receivable of $4,102,000 at June 30, 2011, is included in other receivables on the Statement of Financial Condition.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets:		
Allowance for doubtful receivables	$	2,622,000
Legal reserves		2,763,000
Other		3,400,000
Total deferred tax assets		8,785,000
Less deferred tax liabilities:		
Unrealized gains not taxable		(3,055,000)
Allowance for expenses not yet incurred		(213,000)
Total deferred tax liabilities		(3,268,000)
Net deferred tax assets	$	5,517,000

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established for those tax assets. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes that it is more likely than not the deferred tax assets will be realized

(11) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2011, the Company had net capital of $162,382,000 that was 66% of aggregate debit items and $157,443,000 in excess of the $4,939,000 required minimum net capital at that date.

(12) Bank Credit Lines

The Company has the ability through arrangements with multiple banks to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $20,000,000 unsecured and $200,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2011, there were no borrowings outstanding under these credit lines.

(13) Profit-Sharing Retirement Plans

At June 30, 2011, the Company had two trustee-directed defined contribution retirement plans. The Commissioned Employees' PS Retirement Plan is qualified under Section 401(k) of the Internal Revenue Code and covers eligible colleagues compensated on a transaction fees and/or incentive basis. The Company's annual contributions

are a specified percentage of the voluntary colleague contributions and are not required if earnings do not exceed defined levels.

The Employees' PS Retirement Plan covers substantially all salaried colleagues. The Company's annual contributions under the Plan are determined by the board of directors and are based on a percentage of colleague compensation.

(14) Commitments and Contingent Liabilities

(a) Legal and Regulatory Matters

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. Management accrues for the settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

(b) Lease Commitments

The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, requiring minimum annual payments as follows:

Fiscal year ending:		
2012	$	7,546,000
2013		7,026,000
2014		5,027,000
2015		3,348,000
2016		2,106,000
Thereafter		15,814,000
	$	40,867,000

Some of these leases have escalation clauses and renewal options.

(15) Related-Party Transactions

In the normal course of business, colleagues, officers, directors and affiliates may buy and sell securities through the Company. At June 30, 2011, included in receivables from clients and payables to clients on the Statement of Financial Condition were receivables from officers and directors of $11,313,000 and from affiliates of $10,130,000, and payables to officers and directors of $24,930,000 and to affiliates of $9,034,000. Management believes receivables from officers, directors and affiliates to be at market terms and rates of interest, and they are collateralized by securities. WEDBUSH Inc. stock of $2,426,000 was used as collateral on receivables from officers and directors for the year ended June 30, 2011.

Notes receivable from colleagues are generally from recruiting activities, non-interest bearing and forgiven over a period of three to eight years. Notes receivable from colleagues of $9,768,000 and other receivables from affiliates of $19,394,000 at June 30, 2011, are included in other receivables on the Statement of Financial Condition.

The Company continued a program of offering premium account deposits to customers through Wedbush Bank. Wedbush Bank paid fees to the Company of $247,782 during the year ended June 30, 2011.

On June 10, 2011, the parent company acquired Lime Brokerage LLC ("Lime"), a provider of trading technologies and agency brokerage services. As of June 30, 2011, Lime had a clearing deposit of $100,000 and a receivable balance of $607,000 with the Company.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

WEDBUSH SECURITIES INC.

(SEC Identification No. 8-12987)

June 30, 2011